SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): November 9, 2015

C1 Financial, Inc.
(Exact Name of Registrant as Specified in Charter)

Florida	001-36595	46-4241720
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 5th Street South St. Petersburg, Florida 33701
(Address of Principal Executive Offices)

(877) 266-2265 (Registrant’s telephone number, including area code)
N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement

Merger Agreement

On November 9, 2015, C1 Financial, Inc. (“C1”) and its wholly-owned bank subsidiary, C1 Bank (“C1 Bank”), entered into a definitive agreement and plan of merger (the “Agreement”) with Bank of the Ozarks, Inc. (“Ozarks”) and its wholly-owned bank subsidiary, Bank of the Ozarks (“Ozarks Bank”). The Agreement provides that, upon the terms and subject to the conditions set forth therein, (i) C1 will merge with and into Ozarks, with Ozarks continuing as the surviving corporation (the “Merger”), and (ii) C1 Bank will merge with and into Ozarks Bank, with Ozarks Bank continuing as the surviving bank (the “Bank Merger”). The Merger is expected to be completed late in the first quarter of 2016 or in the second quarter of 2016, subject to approvals by C1 shareholders, receipt of required regulatory and other approvals and satisfaction of other closing conditions.

Subject to the terms and conditions of the Agreement, at the effective time of the Merger, each share of issued and outstanding C1 common stock will be converted into the right to receive shares of Ozarks’ common stock (plus cash in lieu of any fractional shares) based on the aggregate purchase price of $402,525,000, or approximately $25.00 per share of C1 common stock, subject to certain purchase price adjustments set forth in the Agreement. The number of shares of Ozarks’ common stock to be delivered at closing in satisfaction of the purchase price will be based on the average closing price of Ozarks’ common stock for the ten (10) trading days ending on the second business day prior to closing, subject to a minimum and maximum Ozarks’ common stock price for this purpose of $39.79 and $66.31, respectively. The consideration payable to C1 shareholders is subject to downward adjustment if the net book value of C1 at the time of the merger is below a specified level and is subject to an upward adjustment if certain loans of C1 Bank are sold at a price above a specified amount, as set forth in the Agreement. These potential adjustments are not expected to result in any material change to the consideration payable and are described in more detail in the Agreement.

The Agreement contains various representations, warranties and covenants by C1 and Ozarks. Pursuant to the Agreement, C1 has agreed to convene and hold a special meeting of its shareholders to consider and vote upon the Merger. Additionally, C1 agreed that it will not solicit or encourage proposals for an alternative business combination transaction or, subject to certain exceptions, enter into discussions or furnish information in connection with any proposals for alternative business combination transactions.

In connection with the Agreement, certain C1 directors, officers and principal shareholders entered into voting agreements with Ozarks agreeing to, among other things, vote their shares of C1 common stock (which constitute approximately 33% of the outstanding shares of C1 common stock) in favor of the Merger.

The Agreement contains termination rights which may be exercised by C1 and/or Ozarks in specific circumstances, such as the following: a required regulatory approval has been denied by final, non-appealable action of a governmental entity; the Merger is not consummated by November 9, 2016; there has been a breach of a representation, warranty or covenant of the other party such that there is a failure of the related closing condition and the breach is not or cannot be cured within 30 days; C1 shareholders shall have failed to approve the Merger; or prior to obtaining the requisite C1 shareholder approval of the Merger, C1 is in material breach of its obligations not to solicit or encourage proposals from third parties for an alternative business combination transaction and the breach is not cured within five business days. If the Agreement is terminated under certain circumstances, C1 has agreed to pay Ozarks a termination fee of $10.0 million.

The Agreement has been approved by the boards of directors of each of C1 and Ozarks. The Merger will not be completed unless a number of closing conditions are met, including, among others: approval of the Merger by C1 shareholders; the effective registration of the issuance of Ozarks common stock under the Securities Act of 1933; receipt of required regulatory and other approvals and the expiration of applicable statutory waiting periods; the accuracy of specified representations and warranties of each party; each of the parties shall have performed and complied with all of their respective obligations under the Agreement; receipt of favorable tax opinions from each party’s respective tax counsel; receipt by Ozarks of a report regarding certain matters relating to a Retention and Non-Compete Agreement between Trevor R. Burgess, C1’s President and Chief Executive Officer, and Ozarks; the absence of any injunctions or other legal restraints; and certain loans of C1 having been sold or be pending a sale promptly after the Merger.

The representations, warranties and covenants of each party set forth in the Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, the representations and warranties in the Agreement (i) will not survive consummation of the Merger and (ii) were made only as of the date of the Agreement or such other date as is specified in the Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Agreement is included with this filing only to provide investors with information regarding the terms of the Agreement, and not to provide investors with any other factual information regarding C1, Ozarks, their respective affiliates or their respective businesses. The Agreement should not be read alone, but should instead be read in conjunction with the other information regarding C1 or Ozarks, their respective affiliates or their respective businesses, the Agreement and the Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 of Ozarks that will include a proxy statement of C1 and a prospectus of Ozarks, as well as in the other documents C1 and Ozarks may file with the Securities and Exchange Commission (“SEC”).

The foregoing summary of the Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of that agreement. As such, the Agreement, which is attached hereto as Exhibit 2.1, is incorporated herein by reference.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On November 8, 2015, the Executive Compensation Committee of C1’s board of directors (the “Executive Compensation Committee”) approved a 2015 annual bonus for Trevor R. Burgess, C1’s President and Chief Executive Officer, in the amount of $1,500,000, to be paid on or before December 31, 2015, in recognition of his tremendous services to C1 during the course of the 2015 year, the first full year of C1 as a publicly traded company since its initial public offering in the fall of 2014.

On November 9, 2015, C1 entered into a change of control agreement (the “Change of Control Agreement”) with Mr. Burgess, which became effective as of the date of signing. The Change of Control Agreement was approved by the Executive Compensation Committee on November 8, 2015.

In connection with a Change of Control (as defined in the Change of Control Agreement), C1 agreed to pay Mr. Burgess a total cash payment of $3,300,000 (the “Transaction Payment”) as follows:

•	Promptly following the execution of the Agreement, Mr. Burgess will receive a lump-sum cash payment of $800,000. Mr. Burgess will reimburse to C1 the after-tax amount of such cash payment on the later of (x) the termination of the Agreement and (y) the good faith determination by C1’s board of directors that it is not possible for a Change of Control to occur.

•	Subject to Mr. Burgess’ continued employment with C1 through the effective date of a Change of Control and his execution and delivery to C1 of a release of claims, C1 will pay to Mr. Burgess a lump-sum cash payment of $2,500,000 within 20 days of such effective date.

C1 also agreed to pay Mr. Burgess the Transaction Payment within 20 days of the effective date of a Change of Control if Mr. Burgess’ employment terminates prior to a Change of Control due to either a termination by C1 without Cause (as defined in the Change of Control Agreement) or a termination by Mr. Burgess for Good Reason (as defined in the Change of Control Agreement) (in either case, a “Qualifying Termination”). Mr. Burgess’ receipt of the Transaction Payment in the case of a Qualifying Termination is conditioned on his execution and delivery to C1 of a release of claims.

C1 also agreed that if any Transaction Payment received by Mr. Burgess pursuant to the Change of Control Agreement (or any payments that he would receive from C1 or otherwise in connection with a Change of Control) is subject to the excise tax imposed by Section 4999 of the Code, then Mr. Burgess will be entitled to receive a gross-up payment. C1 does not anticipate that an excise tax will be imposed.

The foregoing summary of the Change of Control Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of that agreement. As such, the Change of Control Agreement, which is attached hereto as Exhibit 10.1, is incorporated herein by reference.

Item 9.01.	Exhibits and Financial Statements

(d)	Exhibits

2.1	Agreement and Plan of Merger among, Bank of the Ozarks, Inc., Bank of the Ozarks, C1 Financial, Inc. and C1 Bank dated as of November 9, 2015.*

10.1	Change of Control Agreement by and between Trevor R. Burgess and C1 Financial, Inc. dated as of November 9, 2015.

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. C1 agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule upon request.

ADDITIONAL INFORMATION

This communication is being made in respect of the proposed merger transaction involving C1 Financial, Inc. (“C1”) and Bank of the Ozarks, Inc. (“OZRK”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed merger, OZRK will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of C1 and a prospectus of OZRK. C1 and OZRK also plan to file other documents with the SEC regarding the proposed merger transaction and a definitive proxy statement/prospectus will be mailed to shareholders of C1. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about C1 and OZRK will be available without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, from C1’s website at https://www.c1bank.com (in the case of documents filed by C1) and on OZRK’s website at http://www.bankozarks.com under the Investor Relations tab (in the case of documents filed by OZRK).

C1 and OZRK, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of C1 in respect of the proposed merger transaction.   Certain information about the directors and executive officers of C1 is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 20, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on March 10, 2015, and its Current Reports on Form 8-K, which were filed with the SEC on July 1, 2015 and September 14, 2015.  Certain information about the directors and executive officers of OZRK is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015 and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on March 25, 2015. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant documents filed with the SEC when they become available.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

This communication contains certain forward-looking information about C1 and OZRK that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform

Act of 1995. All statements other than statements of historical fact are forward-looking statements. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. These forward-looking statements include, without limitation, statements relating to the terms and closing of the proposed transaction between C1 and OZRK, the proposed impact of the merger on OZRK’s financial results, including any expected increase in OZRK’s book value and tangible book value per common share and any expected increase in diluted earnings per common share, acceptance by C1’s customers of OZRK’s products and services, the opportunities to enhance market share in certain markets, market acceptance of OZRK generally in new markets, and the integration of C1’s operations. You should carefully read forward-looking statements, including statements that contain these words, because they discuss the future expectations or state other “forward-looking” information about C1 and OZRK. A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, many of which are beyond the parties’ control, including the parties’ ability to consummate the transaction or satisfy the conditions to the completion of the transaction, including the receipt of shareholder approval, the receipt of regulatory approvals required for the transaction on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; the risk that integration of C1’s operations with those of OZRK will be materially delayed or will be more costly or difficult than expected; the failure of the proposed merger to close for any other reason; the effect of the announcement of the merger on customer relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees or customers); dilution caused by OZRK’s issuance of additional shares of its common stock in connection with the merger; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the diversion of management time on transaction related issues; general competitive, economic, political and market conditions and fluctuations; changes in the regulatory environment; changes in the economy affecting real estate values; C1’s ability to achieve loan and deposit growth; projected population and income growth in C1’s targeted market areas; volatility and direction of market interest rates and a weakening of the economy which could materially impact credit quality trends and the ability to generate loans; and the other factors described in described in C1’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and its most recent Quarterly Report on Form 10-Q filed with the SEC or OZRK’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its most recent Quarterly Report on Form 10-Q filed with the SEC. C1 and OZRK assume no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, all of which speak only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

C1 Financial, Inc.

Date:	November 12, 2015	By:	/s/ Trevor R. Burgess
Name: Trevor R. Burgess
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger among Bank of the Ozarks, Inc., Bank of the Ozarks, C1 Financial, Inc. and C1 Bank dated as of November 9, 2015.*

10.1	Change of Control Agreement by and between Trevor R. Burgess and C1 Financial, Inc. dated as of November 9, 2015.
*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. C1 agrees to furnish to the Securities and Exchange Commission a copy of such schedules and exhibits, or any section thereof, upon request.